Exhibit 99.3	Form of Letter to Record Holders of Common Stock

Form of Letter to Record Holders of Common Stock

__________, 2016

Dear Holder of Record of Rights:

Enclosed are a prospectus and other materials relating to the rights offering (the “Rights Offering”) by Tengasco, Inc., a Delaware corporation (the “Company”), to all holders of record of the Company’s common stock, $0.001 par value, as of _______, 2016.  If your shares are held in your name, a Rights Certificate is also enclosed.  If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

Please carefully review the prospectus which describes how you can participate in the Rights Offering.  You will be able to exercise your rights to purchase shares of Tengasco’s common stock only during a limited period.  You will find a description of the rights offering beginning on page __ of the prospectus.  You should also refer to the detailed instructions for use of Tengasco’s Rights Certificates included in this letter.  The exercise of subscription rights is irrevocable.

Summary of the terms of the Rights Offering:

•	You will receive one non-transferable right for every one share of Tengasco common stock you own, or are deemed to own, on _______, 2016.

•
You may purchase two shares of common for each right you receive at the subscription price of $0.66 per share, or a total of $1.32 for the two shares purchasable under each right.  You must purchase both of the two shares to exercise each right.  If you exercise all your rights, you may also participate in an oversubscription privilege to purchase additional shares in the Rights Offering that may not be purchased by other shareholders.

•
The rights offering expires at 5:00 p.m., New York City time, on ________, 2016.  If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for shares.

If you do not exercise your rights, your ownership in Tengasco, Inc. may be diluted.  Please see page __ of the prospectus for a discussion of dilution and other risk factors as well as possible limitations upon the number of shares you may be allowed to purchase in order that the Company may avoid reducing the availability of its net operating losses.

If you have any questions concerning the rights offering, please feel free to contact us.

Sincerely,

Michael J. Rugen
CEO/CFO, Tengasco, Inc.